UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNISYS CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 par value

(Title of Class of Securities)

909214306

(CUSIP Number)

Suma Shah

c/o JHL Capital Group LLC

900 North Michigan Avenue, Suite 1700

Chicago, IL 60611

(312) 628-7350

with a copy to:

Michael Kaplan, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, CA 90067

(310) 277-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909214306	Page 2 of

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 Shares
	8.	Shared Voting Power: 3,500,000 Shares
	9.	Sole Dispositive Power: 0 Shares
	10.	Shared Dispositive Power: 3,500,000 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.01%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 909214306	Page 3 of

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 Shares
	8.	Shared Voting Power: 3,500,000 Shares
	9.	Sole Dispositive Power: 0 Shares
	10.	Shared Dispositive Power: 3,500,000 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.01%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 909214306	Page 4 of

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group Master Fund GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 Shares
	8.	Shared Voting Power: 0 Shares
	9.	Sole Dispositive Power: 0 Shares
	10.	Shared Dispositive Power: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP NO. 909214306	Page 5 of

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JHL Capital Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 Shares
	8.	Shared Voting Power: 0 Shares
	9.	Sole Dispositive Power: 0 Shares
	10.	Shared Dispositive Power: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 909214306	Page 6 of

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James H. Litinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 Shares
	8.	Shared Voting Power: 0 Shares
	9.	Sole Dispositive Power: 0 Shares
	10.	Shared Dispositive Power: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on November 10, 2015 (the “Original Schedule 13D”) is being filed to amend Item 4 (Purpose of Transaction), Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer), and Item 7 (Material to be Filed as Exhibits). This Amendment does not change any of the other information contained in the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Unisys Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania 19422.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (f) This Schedule is filed jointly by the following entities and persons: (i) JHL Capital Group LLC, a Delaware limited liability company (“JHL Capital Group”); (ii) JHL Capital Group Master Fund L.P., a Cayman Islands limited partnership (“Master Fund”); (iii) JHL Capital Group Master Fund GP Ltd., a Cayman Islands exempted company (“Master Fund GP”); (iv) JHL Capital Group L.P., a Delaware limited partnership; and (v) James H. Litinsky, an individual and citizen of the United States (“Mr. Litinsky” and, together with JHL Capital Group, Master Fund, Master Fund GP and JHL Capital Group L.P., the “Reporting Persons”).

(b) The address for JHL Capital Group, JHL Capital Group L.P. and Mr. Litinsky is 900 N. Michigan Avenue, Suite 1700, Chicago IL 60611. The address for the Master Fund and the Master Fund GP is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c) This Schedule relates to Common Stock held for the account of certain private investment funds for which JHL Capital Group acts as investment adviser, including the Master Fund, the general partner of which is the Master Fund GP. JHL Capital Group L.P. is the 100% owner of JHL Capital Group. Mr. Litinsky holds an indirect controlling interest in JHL Capital Group L.P. and serves as the Chief Executive Officer of JHL Capital Group as well as Director of the Master Fund GP.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

JHL Capital Group used working capital of the Master Fund to purchase the 3,500,000 shares of Common Stock reported herein. The total purchase price for such 3,500,000 shares of Common Stock was approximately $67,709,677.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock in the belief that the Common Stock was undervalued and is an attractive investment.

The Reporting Persons have previously communicated with management through investor conference calls, investor presentations and individual conversations regarding the Issuer’s results and prospects.

The Reporting Persons expect to engage in more extensive dialogue with management regarding, among other things, the Issuer’s operations, potential acquisitions, strategic direction, capital structure and corporate governance. In addition, the Reporting Persons also expect to communicate with other persons regarding the Issuer, including, without limitation, the Board of Directors (the “Board”) of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) proposing measures which they believe would enhance shareholder value; (ii) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Master Fund beneficially owns 3,500,000 shares of the Common Stock of the Issuer, which represents approximately 7.01% of the Issuer’s outstanding Common Stock. The Master Fund GP is General Partner of the Master Fund. Accordingly, the Master Fund GP may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund. JHL Capital Group is the investment manager for the Master Fund and has been granted investment discretion over the portfolio investments of the Master Fund, including the Common Stock held by it. JHL Capital Group is also the 100% owner of the Master Fund GP. Accordingly, JHL Capital Group may be deemed to be the beneficial owner of the shares of Common Stock reported herein by the Master Fund. JHL Capital Group L.P. is the 100% owner of JHL Capital Group. Mr. Litinsky holds a controlling interest in JHL Capital Group L.P. and serves as the Chief Executive Officer of JHL Capital Group, as well as Director of the Master Fund GP. Accordingly, JHL Capital Group L.P. and Mr. Litinsky may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund. Notwithstanding the foregoing, the Master Fund GP, JHL Capital Group L.P. and Mr. Litinsky disclaim beneficial ownership of any securities covered by this Schedule.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 49,933,715 shares of Common Stock outstanding as of September 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on October 23, 2015.

JHL Capital Group and the Master Fund share the power to vote or to direct the vote or to dispose or direct the disposition of the 3,500,000 shares of Common Stock held by the Master Fund.

(c) The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons since September 10, 2015:

Purchase or Sale	Date	Number of Shares	Price per Share
Purchase	9/16/2015	17,737	$13.8424
Purchase	9/17/2015	32,263	$13.4537

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The partners of (or investors in) each of JHL Capital Group, the Master Fund, and the Master Fund GP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned in accordance with their respective partnership interests (or investment percentages) in such entities.

Under the definition of “beneficial ownership” in the Securities Exchange Act of 1934, as amended, it is possible that the individual members, managers and executive officers of the Reporting Persons might be deemed the “beneficial owners” of some or all of the shares of Common Stock insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of such shares, and such beneficial ownership is expressly disclaimed.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JHL Capital Group is the investment adviser to the Master Fund and Master Fund GP is the general partner of the Master Fund pursuant to an investment management agreement and a limited partnership agreement, respectively, providing to them the authority, among other things, to invest the funds of the Master Fund in Common Stock, to vote and dispose of Common Stock and to file this Statement on behalf of the Master Fund. Pursuant to its management agreement, JHL Capital Group is entitled to fees and allocations based on assets under management and realized and unrealized gains.

JHL Capital Group entered into a letter agreement, dated as of November 23, 2015 (the “Confidentiality Agreement”), with the Issuer. Pursuant to the Confidentiality Agreement, the Issuer may furnish or otherwise make available to JHL Capital Group certain confidential information in connection with the provision by JHL Capital Group of general advice and counsel to the Issuer. The Confidentiality Agreement includes a standstill provision that prohibits JHL Capital Group and its representatives and affiliates from (i) acquiring or offering to acquire, seeking, proposing or agreeing to acquire, beneficial ownership or constructive economic ownership (but not including any interests or rights set forth in Rule 16a-1(c)(1)-(5) or (7) under the Securities Exchange Act of 1934, as amended) of any securities or material assets of the Issuer, including rights or options to acquire such ownership; (ii) seeking or proposing to advise (other than as contemplated in the Confidentiality Agreement), influence, change or control the management, Board of Directors, governing instruments or policies or affairs of the Issuer or any of its affiliates, contacting any person relating to any of the matters set forth in the Confidentiality Agreement or seeking to influence, advise or direct the vote of any holder of voting securities of the Issuer or its affiliates; or (iii) making any public disclosure, or taking any action that could require the Issuer to make any public disclosure, with respect to any of the matters set forth in the Confidentiality Agreement, each as more fully described in the Confidentiality Agreement furnished as an exhibit hereto. The standstill provisions of the Confidentiality Agreement will expire on March 1, 2016 or such earlier date as provided in the Confidentiality Agreement. A copy of the Confidentiality Agreement is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement furnished herewith.

Other than as reflected above, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Confidentiality Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

JHL CAPITAL GROUP, LLC, a Delaware limited liability company

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Chief Executive Officer

JHL CAPITAL GROUP MASTER FUND L.P., a Cayman Islands limited partnership

	By:	JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company, its General Partner

	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP L.P., a Delaware limited partnership

	By:	JHL CAPITAL GROUP GP LLC, a Delaware limited liability company, its General Partner

	By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Joint Filing Agreement

99.2	Confidentiality Agreement